SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 13)*

ACADIA Pharmaceuticals Inc.

 (Name of Issuer)

Common Stock, par value $0.0001 per share

 (Title of Class of Securities)

004225108

 (CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

November 27, 2018

 (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 11 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 004225108	Page 2 of 11 Pages

1.		NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 39,852,842 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 39,852,842 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 39,852,842 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7% (1)(2)
14.		TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 50,000 shares of the common stock of ACADIA Pharmaceuticals Inc. (the “Issuer”) underlying options directly held by Julian C. Baker, a Managing Member of Baker Bros. Advisors (GP) LLC (the “Adviser GP”) and 89,000 shares of the common stock of the Issuer underlying options directly held by Dr. Stephen R. Biggar, a full-time employee of Baker Bros. Advisors LP (the “Adviser”).
(2)	Based on 143,625,956 shares of the Issuer’s common stock outstanding as of November 30, 2018, as reported in the Issuer’s Prospectus filed with the Securities Exchange Commission (“SEC”) on November 28, 2018.

CUSIP No. 004225108	Page 3 of 11 Pages

1.		NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2€	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 39,852,842 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 39,852,842 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 39,852,842 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7% (1)(2)
14.		TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 50,000 shares of the common stock of the Issuer underlying options directly held by Julian C. Baker, a Managing Member of the Adviser GP and 89,000 shares of the common stock of the Issuer underlying options directly held by Dr. Stephen R. Biggar, a full-time employee of the Adviser.
(2)	Based on 143,625,956 shares of the Issuer’s common stock outstanding as of November 30, 2018, as reported in the Issuer’s Prospectus filed with the SEC on November 28, 2018.

CUSIP No. 004225108	Page 4 of 11 Pages

1.		NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 39,924,489 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 39,924,489 (1)
	10.	SHARED DISPOSITIVE POWER:
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 39,924,489 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8% (1)(2)
14.		TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 50,000 shares of the common stock of the Issuer underlying options directly held by Julian C. Baker, a Managing Member of the Adviser GP and 89,000 shares of the common stock of the Issuer underlying options directly held by Dr. Stephen R. Biggar, a full-time employee of the Adviser.
(2)	Based on 143,625,956 shares of the Issuer’s common stock outstanding as of November 30, 2018, as reported in the Issuer’s Prospectus filed with the SEC on November 28, 2018.

CUSIP No. 004225108	Page 5 of 11 Pages

1.		NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 39,924,489 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER: 39,924,489 (1)
	10.	SHARED DISPOSITIVE POWER:
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 39,924,489 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8% (1)(2)
14.		TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 50,000 shares of the common stock of the Issuer underlying options directly held by Julian C. Baker, a Managing Member of the Adviser GP and 89,000 shares of the common stock of the Issuer underlying options directly held by Dr. Stephen R. Biggar, a full-time employee of the Adviser.
(2)	Based on 143,625,956 shares of the Issuer’s common stock outstanding as of November 30, 2018, as reported in the Issuer’s Prospectus filed with the SEC on November 28, 2018.

CUSIP No. 004225108	Page 6 of 11 Pages

1		NAMES OF REPORTING PERSONS FBB3 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,491
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,491
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,491
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1) The percentage of ownership is less than 0.1%, based on 143,625,956 shares of the Issuer’s Common Stock outstanding as of November 30, 2018, as reported in the Issuer’s Prospectus filed with the SEC on November 28, 2018.

Amendment No. 13 to Schedule 13D

This Amendment No. 13 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker and FBB3 LLC (“FBB3”) (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), and 667, L.P. (“667”, and together with Life Sciences and 14159, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)	The Reporting Persons are:
1.	The Adviser
2.	The Adviser GP
3.	Julian C. Baker
4.	Felix J. Baker
5.	FBB3 LLC

(b)	The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(c) The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP. The principal business of FBB3 is to engage in investment activities.  Julian C. Baker and Felix J. Baker are the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Funds (as defined below) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. FBB3 is a limited liability company organized under the laws of the state of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure regarding the purchases in Item 5(c) below is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

On November 27, 2018, ACADIA Pharmaceuticals Inc. (the “Issuer”) entered into an underwriting agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters listed on Schedule A thereto (the “Underwriters”), related to a public offering (the “Offering”) of 16,176,471 shares of the Issuer’s common stock at a price to the public of $17.00 per share. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 2,426,470 shares of common stock to cover overallotments, if any. The Offering is expected to close on November 30, 2018.

Pursuant to the Offering, on November 30, 2018, 667 and Life Sciences purchased 585,882 and 11,178,823 shares of the Issuer’s common stock, respectively, at the offering price of $17.00 per share, totaling 11,764,705 shares in the aggregate. Each of 667 and Life Sciences purchased the shares of the Issuer’s commons stock with their working capital.

On November 30, 2018, 14159 made a pro rata distribution to its partners for no consideration in the amount of 489,977 shares of Issuer Common Stock and 10,731 of the 2019 Warrants (as defined below), respectively.

Julian. C Baker and Felix J. Baker each received 71,647 shares of common stock of the Issuer along with 1,569 of the 2019 Warrants (as defined below). Certain of the non-reporting person investors receiving a total of 33,491 shares of common stock of the Issuer and 734 of the 2019 Warrants (as defined below) in the distribution contributed their interests to FBB3 in exchange for membership interests of FBB3.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of common stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of common stock (by means of open market purchases, privately negotiated purchases, exercise of some of all of the warrants, exercise of some or all of the Stock Options (defined below), or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of common stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 13 are incorporated herein by reference.

Set forth below is the aggregate number of shares of common stock of the Issuer directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of common stock of the Issuer that may be acquired upon exercise of the 2019 Warrants (as defined below) by the Funds, subject to the limitations on exercise described below.

Holder	Shares of Common Stock	2019 Warrants
667, L.P.	3,736,902	42,131
Baker Brothers Life Sciences, L.P.	35,976,940	447,138
Total	39,713,842	489,269

The warrants to acquire common stock at an exercise price of $0.01 per share with an expiration date of December 17, 2019 (the “2019 Warrants”) are only exercisable to the extent that after giving effect to such exercise the holders thereof and their affiliates would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 19.99% of the outstanding shares of common stock of the Issuer (“Beneficial Ownership Limitation”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%. Any such change will not be effective until the 65th day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the 2019 Warrants by the above holders may change depending upon changes in the outstanding shares of common stock of the Issuer.

The Adviser GP, Felix J. Baker and Julian C. Baker as Managing Members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Amendment No. 13 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Julian C. Baker and Stephen R. Biggar currently serve on the Issuer’s Board of Directors (the “Board”) as representatives of the Funds. Julian C. Baker and Dr. Biggar as compensation for their service on the Board, hold options to purchase shares of common stock of the Issuer (“Stock Options”). Julian C. Baker and Dr. Biggar hold 57,500 and 96,500 Stock Options, respectively, of which 50,000 and 89,000, respectively, are vested or will vest within 60 days hereof. The policy of the Funds and the Adviser does not permit Managing Members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in the Stock Options. Julian C. Baker and Dr. Biggar have no voting or dispositive power and no pecuniary interest in the Stock Options. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Stock Options held by Dr. Biggar. The Funds are instead entitled to the pecuniary interest in the Stock Options held by Julian C. Baker and Dr. Biggar. Baker Bros. Advisors LP has voting and investment power over the Stock Options held by Julian C. Baker and Dr. Biggar disclosed herein and in previous amendments to this Schedule 13D.

The Adviser GP, and Felix J. Baker and Julian C. Baker as Managing Members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options held by Julian C. Baker and Dr. Biggar disclosed herein and in previous amendments to this Schedule 13D.

(c) The disclosure regarding the purchase of common stock of the Issuer in the Offering described in Item 4 is incorporated by reference herein. Except as described in this Amendment No. 13, none of the Reporting Persons has effected any transaction in the securities of the Issuer in the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2018

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB3 LLC

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Manager